Exhibit 1.0
AGREEMENT

entered into by and between
BURESCH Ottó (residing at 2040 Budaörs, Ébner György köz 2/1., mother’s name: ERTL Etelka, hereinafter: Inventor), on the one hand,

and
VIDATECH Technológiai Kutató, Fejlesztő és Szolgáltató Kft. (head office: 1095 Budapest, Soroksári út 94-96., represented by: KUN Dániel Jr, Managing Director, hereinafter: Legal Successor), on the other hand, as follows:

1. An invention transfer agreement was entered into between the Parties on 16 January 2008 on the subject matter of the process and equipment “Homogenous mixing with water of crude oil derivatives and natural gas”, invented by the Inventor.

The Legal Successor paid HUF 1,750,000 say One million seven hundred and fifty thousand Forints for the Inventor under the title of transfer fee.

2. An invention transfer agreement was entered into between the Parties on 26 October 2007 on the subject matter of “Seawater desalination equipment induced by ultrasound, impulse driven, cavitation operated”, invented by the Inventor.

 The Legal Successor paid HUF 1,800,000 say One million eight hundred thousand Forints for the Inventor under the title of transfer fee.

3. The Parties dissolve the agreements described in Clauses 1 and 2 with common consent.

4. The Parties agree that the amounts received by the Inventor under the title of transfer fee shall be due to Inventor under the title of indemnity, they should not be repaid.

5. The Parties declare that they have fully settled accounts by this dissolution in relation to the agreements under Clauses 1 and 2 and they declare that they have no further claims against each other.

The Parties signed this agreement approvingly, as a deed in full conformity with their will.

Budapest, 30 October 2009	Budapest, 27 October 2009

/s/ Otto Buresch	/s/ Daniel Kun
BURESCH Ottó, Inventor	KUN Dániel Jr, Managing Director
Vidatech Kft., Legal Successor

Countersigned by:	Countersigned by:

/s/ Dr. Agnes Dudas	/s/ Dr. Gabor Szilagyi
Dr. DUDÁS Ágnes Attorney-at-Law	Dr. SZILÁGYI Gábor Attorney-at-Law